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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47572

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Packerland Brokerage Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

432 Security Blvd., Suite 101
(No. and Street)

Green Bay (City) WI (State) 54313 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Zachary Kelly, Director of Financial Operations 920-662-9500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Anderson, Tackman & Company PLC
(Name – *if individual, state last, first, middle name*)

306 Cherry Street (Address) Green Bay (City) WI (State) 54301 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 02 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/2

OATH OR AFFIRMATION

I, Zachary Kelly, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Packerland Brokerage Services, Inc., as of December 31st, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BRIAN J WITZ
Notary Public
State of Wisconsin

Signature

Director of Financial Operations
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PACKERLAND BROKERAGE SERVICES, INC.

FINANCIAL STATEMENTS AND INDEPENDENT AUDITORS' REPORT

December 31, 2008 and 2007

PACKERLAND BROKERAGE SERVICES, INC.

TABLE OF CONTENTS
December 31, 2008 and 2007

WISCONSIN
OFFICES
GREEN BAY
MILWAUKEE

ANDERSON, TACKMAN & COMPANY PLC

CERTIFIED PUBLIC ACCOUNTANTS

MICHIGAN
OFFICES
ESCANABA
IRON MOUNTAIN
MARQUETTE
SAULT STE. MARIE

To the Shareholders of
Packerland Brokerage Services, Inc.
Green Bay, WI

We have audited the accompanying statements of financial condition of Packerland Brokerage Services, Inc. (a Wisconsin corporation) as of December 31, 2008 and 2007, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and the disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Packerland Brokerage Services, Inc. as of December 31, 2008 and 2007, and results of its operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Anderson, Tackman & Company PLC

February 20, 2009

306 CHERRY STREET
(920) 432-6661

GREEN BAY, WISCONSIN 54301

E-mail: office@atcogb.com
FAX (920) 432-8048

PACKERLAND BROKERAGE SERVICES, INC.

STATEMENTS OF FINANCIAL CONDITION
December 31, 2008 and 2007

	2008	2007
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 1,244,266	$ 863,966
Clearing deposit	70,086	67,589
Receivables:		
Concessions	268,635	513,105
Other	8,177	4,678
Refundable income taxes	46,244	-
Prepaid Expenses	8,270	10,200
Deferred income tax benefit	1,156	-
TOTAL CURRENT ASSETS	1,646,834	1,459,538
PROPERTY AND EQUIPMENT		
Equipment	239,172	210,827
Less accumulated depreciation	155,174	126,110
NET PROPERTY AND EQUIPMENT	83,998	84,717
OTHER ASSETS		
Packerland Building LLC	77,238	76,053
Sierra Insurance Services LLC	23,006	13,300
TOTAL OTHER ASSETS	100,244	89,353
TOTAL ASSETS	$ 1,831,076	$ 1,633,608

See accompanying notes to financial statements.

PACKERLAND BROKERAGE SERVICES, INC.

STATEMENTS OF FINANCIAL CONDITION
December 31, 2008 and 2007

	2008	2007
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable	$ 14,966	$ 54,079
Commissions payable	272,895	427,762
Accrued payroll	530,805	311,463
Accrued payroll taxes	3,982	1,763
Other accruals	26,810	12,951
Advance rep renewal collections	143,211	50,032
Income taxes payable	-	1,032
TOTAL CURRENT LIABILITIES	992,669	859,082
OTHER LIABILITIES		
Deferred income tax payable	-	565
Reserve for errors and omissions	75,000	75,000
TOTAL OTHER LIABILITIES	75,000	75,565
STOCKHOLDERS' EQUITY		
Common stock, No Par Value - 720,000 Shares Authorized 552,200 Shares Issued and Outstanding	165,590	165,590
Additional paid-in capital	15,734	15,937
Treasury stock at cost, 69,230 and 69,480 shares at $0.8125	(56,249)	(56,452)
Retained earnings	638,332	573,886
TOTAL STOCKHOLDERS' EQUITY	763,407	698,961
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 1,831,076	$ 1,633,608

See accompanying notes to financial statements.

PACKERLAND BROKERAGE SERVICES, INC.

STATEMENTS OF INCOME
Years ended December 31, 2008 and 2007

	2008	2007
OPERATING REVENUES		
Concessions	$ 13,429,384	$ 15,231,279
Trading	1,175,812	1,267,572
RIA fees	101,501	203,487
Vendor bonuses	140,823	96,822
Sales reps excess	301,407	310,521
Southwest Securities	101,098	86,094
Other	1,705	1,837
TOTAL REVENUES	15,251,730	17,197,612
COMMISSION EXPENSE	12,880,644	14,781,999
NET REVENUES	2,371,086	2,415,613
OPERATING EXPENSES	2,316,464	2,255,946
OPERATING INCOME	54,622	159,667
OTHER INCOME (EXPENSE)		
Packerland Building, LLC income	24,685	19,290
Sierra Insurance Services, LLC income	9,706	50,203
Investment income	829	598
Interest income	3,030	1,888
Interest expense	(534)	(383)
TOTAL OTHER INCOME (EXPENSE)	37,716	71,596
INCOME BEFORE INCOME TAXES	92,338	231,263
PROVISION FOR INCOME TAX		
Income tax expense	29,613	76,374
Deferred (benefit)	(1,721)	(849)
NET PROVISION FOR INCOME TAX	27,892	75,525
NET INCOME	$ 64,446	$ 155,738

See accompanying notes to financial statements.

PACKERLAND BROKERAGE SERVICE, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
Years Ended December 31, 2008 and 2007

	Common Stock	Additional Paid-in-capital	Treasury Stock	Retained Earnings	Total Equity
Balance, January 1, 2007	$ 165,590	$ 10,250	$ (57,265)	$ 418,148	$ 536,723
Net Income for 2007	-	-	-	155,738	155,738
Additional paid-in-capital	-	5,687	-	-	5,687
Sale of Treasury stock	-	-	813	-	813
Balance, December 31, 2007	165,590	15,937	(56,452)	573,886	698,961
Net Income for 2008	-	-	-	64,446	64,446
Transfer of Treasury stock	-	(203)	203	-	-
Balance, December 31, 2008	$ 165,590	$ 15,734	$ (56,249)	$ 638,332	$ 763,407

See accompanying notes to financial statements.

PACKERLAND BROKERAGE SERVICES, INC.

STATEMENTS OF CASH FLOWS
Years ended December 31, 2008 and 2007

	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 64,446	$ 155,738
Adjustments to reconcile net income to net cash provided by operations:		
Depreciation	29,064	26,803
(Increase) decrease in:		
Receivables	240,969	795,475
Refundable income taxes	(46,244)	3,948
Prepaid expenses	1,930	1,400
(Decrease) increase in:		
Commissions payable	(154,866)	(751,507)
Accounts payable	(39,112)	(51,673)
Advance rep renewal collections	93,179	167,904
Accruals	235,419	27,820
Deferred and payable income taxes	(2,753)	(39,112)
NET CASH PROVIDED BY OPERATING ACTIVITIES	422,032	336,797
CASH FLOWS FROM INVESTING ACTIVITIES		
Clearing account changes	(2,497)	7,226
Purchase of office equipment	(28,345)	(27,986)
Change in investment in Packerland Building, LLC	(1,185)	(9,290)
Change in investment in Sierra Insurance Services, LLC	(9,705)	12,797
NET CASH (USED) BY INVESTING ACTIVITIES	(41,732)	(17,253)
CASH FLOWS FROM FINANCING ACTIVITIES		
Line of credit	-	(23,488)
Additional Paid-in-capital	-	5,687
Sale of treasury stock	-	813
NET CASH (USED) BY FINANCING ACTIVITIES	-	(16,988)
NET INCREASE IN CASH	380,300	302,556
CASH AT BEGINNING OF YEAR	863,966	561,410
CASH AT END OF YEAR	$ 1,244,266	$ 863,966

See accompanying notes to financial statements.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

This summary of significant accounting policies of Packerland Brokerage Services, Inc. (the Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles.

Nature of Operations

The Company operates a brokerage services firm located in Green Bay, WI. The Company is licensed by the National Association of Securities Dealers, Inc. and is subject to the rules of that association. The Company is engaged in a single line of business as a securities broker-dealer.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

Concentration of Credit Risk

The Company maintains its cash accounts in FDIC insured commercial banks located in northeastern Wisconsin. As of December 31, 2008, non-interest bearing accounts at banks are fully insured and all other accounts are insured by the FDIC for up to $250,000. As of December 31, 2007, all bank accounts are FDIC insured for up to $200,000. Amounts in excess of insured limits were $0 and $900,903, as of December 31, 2008 and 2007, respectively.

Clearing Deposit

The Company has $70,086 and $67,589 on deposit with Southwest Securities, Inc. at December 31, 2008 and 2007. A minimum deposit of $50,000 is required by the NASD because Southwest Securities, Inc. is the clearing dealer for securities and the Company is the introducing broker-dealer.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES – CONTINUED

Accounts Receivable

The Company's concessions receivable at December 31, 2008 and 2007 consists of commissions due from various insurance and mutual fund companies. Approximately 90% of these commissions are payable when collected to the Company's sale representatives. No bad debt reserve is determined to be necessary, because the effect on net income would not be significant.

When receivables are determined to be not collectible the amount is charged back to the sale representative, reversing both the receivable and the payable.

Property and Equipment

For book purposes, the Company has a policy of only capitalizing assets with a cost of $300 or more. Equipment and furniture with a cost less than $300 is expensed when purchased. Property and equipment that is capitalized is stated at cost. Depreciation is computed by using straight-line method for the useful life of 3 to 8 years for financial reporting. Depreciation expense for the years ended December 31, 2008 and 2007 was $29,064 and $26,803, respectively.

Expenditures for major renewals and betterments that extend the useful lives of property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statements and income tax purposes. The differences relate primarily to depreciable assets (use of different depreciation methods and lives for financial statement and income tax purposes) and reserve for errors and omissions, which is not deductible for income tax purposes. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be deductible or taxable when the assets and liabilities are recovered or settled.

Advertising Costs

The Company's policy is to expense all advertising cost as incurred. Total advertising cost for the years ended December 31, 2008 and 2007 was $17,671 and $8,987, respectively.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES – CONTINUED

Use of Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

NOTE B – PENSION PLAN

The Company provides a simple IRA plan for the benefit of its employees. All employees that are eligible can participate in this plan. Employees are eligible if they earned at least $5,000 in the previous year and are expected to earn $5,000 in the current year. Participants can elect to contribute a percentage of their annual compensation, up to $10,500 ($13,000 if age 50 or older) per year. The Company matches dollar for dollar the first 3% of each employee's contributions. The Company contributed $23,936 and $23,618 to the plan during 2008 and 2007, respectively.

NOTE C - EMPLOYEE COMPENSATION AGREEMENTS

The Company has entered into agreements with Kathryn Smith, CEO with regard to: salary, car allowance, and monthly commission to be paid as long as the Company makes a profit. The commissions are based on 1.25% of the total income of the Company. The agreements also contain non-compete restrictions.

NOTE D – RELATED PARTY LEASE AND INVESTMENTS

The Company entered into a new lease agreement for office space for its Green Bay location with Packerland Building, LLC on February 1, 2008, for a term of 3 years and 7 months ending August 31, 2011, at an annual rate of $94,910 per year with 3% annual increases. Lease payments for 2008 and 2007 were $95,773 and $84,656 under the current and old leases with Packerland Building, LLC. The Company is also responsible for all utilities. The Company has an option to renew the lease for 36 months at the end of the lease term.

The Company has a net investment of $77,238 and is a fifty percent (50%) owner in Packerland Building, LLC. Packerland Building, LLC has an outstanding mortgage of $330,292 at December 31, 2008. The Company uses the equity method to report this investment.

The Company has a net investment of $23,006 and is a forty-nine percent (49%) owner in Sierra Insurance Services, LLC, a fixed product service agency. Sierra Insurance Services, LLC has no significant liabilities. The Company uses the equity method to report this investment.

NOTE E – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2008 and 2007, the Company had net capital of $517,976 and $371,379, which was $446,798 and $300,727 in excess of its required net capital of $71,178 and $70,652 for the years December 31, 2008 and 2007.

NOTE F – SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

	2008	2007
Cash paid during the year for:		
Interest expense	$ 534	$ 383
Income taxes	$ 76,883	$ 114,637

NOTE G – COMMITMENTS AND CONTINGENCIES

The Company is involved in various claims against Packerland Brokerage Services, Inc., arising in the normal course of business. Management believes that their insurance coverage, and the recorded amount reserved for errors and omissions of $75,000, will be sufficient to pay potential liabilities, if any.

SUPPLEMENTARY INFORMATION

PACKERLAND BROKERAGE SERVICES, INC.

SCHEDULES OF OPERATING EXPENSES
Years ended December 31, 2008 and 2007

	2008	2007
Wages and payroll commissions	$ 1,366,195	$ 1,499,549
Payroll taxes	91,367	107,240
Employee medical insurance	9,963	1,249
Worker's compensation insurance	3,512	3,136
Board of director's and consulting fees	198,950	105,900
Pension plan contributions	23,936	23,618
Advertising	17,671	8,987
Automobile expense	2,824	7,398
Car allowance	13,785	8,954
De minimus fringe	2,981	5,783
Dues and subscriptions	2,687	3,929
Professional fees	45,713	38,858
Officer's life insurance	1,352	1,241
Other insurance	5,281	4,187
Licenses and permits	12,986	10,827
Meetings	13,234	15,551
Training	403	5,281
Regulation fees	1,029	890
Office supplies	89,954	85,470
Postage and delivery	48,497	35,046
Printing and reproduction	11,534	11,858
Bank charges	1,875	24
Telephone	13,802	11,709
Travel and lodging	100,440	100,798
Trade adjustments	3,963	362
Meals and entertainment	3,287	1,223
Rent	95,773	84,656
Repairs	8,242	5,010
Equipment rental	4,756	1,793
Utilities	14,139	12,903
Settlement agreement	56,418	-
Depreciation	29,064	26,803
Other taxes	4,703	2,508
Miscellaneous	16,148	23,205
	$ 2,316,464	$ 2,255,946

WISCONSIN
OFFICES
GREEN BAY
MILWAUKEE

ANDERSON, TACKMAN & COMPANY PLC
CERTIFIED PUBLIC ACCOUNTANTS

MICHIGAN
OFFICES
ESCANABA
IRON MOUNTAIN
MARQUETTE
SAULT STE. MARIE

To the Shareholders of
Packerland Brokerage Services, Inc.
Green Bay, WI

In planning and performing our audit of the financial statements of Packerland Brokerage Services, Inc. (the Company) as of and for the years ended December 31, 2008 and 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study includes tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exceptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

306 CHERRY STREET
(920) 432-6661
GREEN BAY, WISCONSIN 54301
E-mail: office@atcogb.com
FAX (920) 432-8048

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008 and 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Anderson, Tackman & Company PLC

Green Bay, Wisconsin
February 20, 2009

PACKERLAND BROKERAGE SERVICES, INC.

RECONCILIATION TO FOCUS REPORT
December 31, 2008

		Per Focus Report (unaudited)	Per Audit Report	Difference	Explanation
ASSETS					
1	Cash	$ 1,314,283	$ 1,314,352	$ 69	Petty cash (70); rounding (1)
2	Receivables from brokers or dealers	276,811	276,812	1	Rounding
3	Receivables from non-customers	-	46,244	46,244	Record income tax refundable
9	Investments in associated partnerships	65,853	100,244	34,391	2008 income from investment in Packerland Building (24,685) 2008 income from investment in Sierra Insurance (9,706)
10	Net property and equipment	93,053	83,998	(9,055)	Adjust depreciation to actual
11	Other assets	8,340	9,426	1,086	Record deferred income tax benefit (1,156) Petty cash (-70)
	Total Assets	$ 1,758,340	$ 1,831,076	72,736	
LIABILITIES					
14	Payable to brokers or dealers	$ 272,895	$ 272,895	$ -	
15	Payable to non-customers	780,480	790,792	(10,312)	Accrue bonuses (17,100) Adjust advance collections (-6,788)
17	Accounts payable and other accruals	5,579	3,982	1,597	Adjust accrued income taxes
	Total Liabilities	1,058,954	1,067,669	(8,715)	
EQUITY					
23.B	Common stock	165,590	165,590	-	
23.C	Additional paid-in capital	15,938	15,734	204	Adjust for current cost of treasury stock
23.D	Retained earnings	574,312	638,332	(64,020)	Net of above adjustments
23.F	Treasury stock	(56,452)	(56,249)	(203)	Adjust for current cost of treasury stock (204); rounding (1)
	Total Equity	699,388	763,407	(64,019)	
	Total Liabilities and Equity	$ 1,758,342	$ 1,831,076	$ (72,734)	

PACKERLAND BROKERAGE SERVICES, INC.

COMPUTATION OF NET CAPITAL
December 31, 2008

		Per Focus Report (unaudited)	Per Audit Report	Difference	Explanation
1	Total equity	$ 699,388	$ 763,407	$ (64,019)	Net of explanations on reconciliation schedule
6	Nonallowable assets	(172,695)	(245,431)	72,736	See line 2 - 11 above (non allowable includes $70 petty cash)
10	Net capital	526,693	517,976	8,717	
11	Minimum net capital required	70,596	71,178	(582)	
12	Minimum dollar net capital requirement	50,000	50,000	-	
13	Net capital requirement	70,596	71,178	(582)	
14	Excess net capital	456,097	446,798	9,299	
15	Excess net capital at 100%	420,797	411,209	9,588	
19	Total aggregate indebtedness	$ 1,058,954	$ 1,067,669	$ (8,715)	
20	Percentage of debt to debt-equity total	201%	206%		